OEI INTERNATIONAL, INC.
                        2727 North Loop West, Suite 400
                             Houston, Texas 77009



                                August 19, 1998



VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

     Re: OEI INTERNATIONAL, INC. ("OEI") Registration Statement on Form S-1 (File No. 333-50323) ("Registration Statement") Registration Statement on Form 8-A (File No. 001-14199)

Gentlemen:

      Reference is hereby made to the above-referenced Registration Statement on Form S-1, which was initially filed by OEI with the Securities and Exchange Commission ("Commission") on April 16, 1998, and the Registration Statement on Form 8-A filed with the Commission on June 5, 1998 (together with the Registration Statement, the "Registration Statements"), which were submitted in connection with OEI's proposed initial public offering.

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, OEI hereby makes application to withdraw each of the Registration Statements, together with all exhibits and amendments thereto. OEI has determined not to proceed at this time with the proposed initial public offering described in the Registration Statement due to volatile and adverse market conditions. OEI has not sold any of the shares covered by the Registration Statement. OEI's management believes that Commission approval of this application would be consistent with the public interest and the protection of the investors.

      Please provide OEI with a copy of the order granting withdrawal of the Registration Statements as soon as available. If you have any questions regarding the above matters, please call either Rick Berry or me at (713) 880-6200.


                                    Very truly yours,

                                    OEI INTERNATIONAL, INC.


                                    By: /s/ MICHAEL L. BURROW
                                    Michael L. Burrow,
                                    Chairman and Chief Executive Officer
cc: Mr. Steve Duvall (via telecopy)
    Ms. Theresa Regan (via telecopy)
    Mr. James H. Harbison, Jr.
    Mr. Stephen P. Farrell (via telecopy)
    Mr. Gary L. Forbes
    Ms. Tracy H. Cohen
    Mr. Terrence Powell (via telecopy)
    Ms. Patricia M. Laub (via telecopy)
    Ms. Susan Silber (via telecopy)
    Ms. Joseph A. Napolitano (via telecopy)